SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.
CNPJ/MF # 00.108.786/0001-65
NIRE #35.300.177.240
Publicly-Held Company
Rua Verbo Divino, 1356 - 1º andar, São Paulo-SP

EXTRAORDINARY AND ANNUAL GENERAL MEETING

CALL NOTICE

The shareholders of NET SERVIÇOS DE COMUNICAÇÃO S.A. are called to meet at the Extraordinary and Annual General Meeting, which shall be held on April 28, 2006, at 11:00 am, at the Company’s headquarters, at Rua Verbo Divino, 1356, 1º andar, in the city of São Paulo, State of São Paulo, to resolve on the following AGENDA:

AT THE EXTRAORDINARY GENERAL MEETING:

a) Amendment to the wording of caput of the Article 5 of the Company’s Bylaws to reflect the ratifications of the Company’s capital stock increases approved by the meetings of the Board of Directors held on the following dates and with the following matters:

1. On 09/02/2005 the capital stock was increased from R$3,387,408,498.71 to R$3,388,419,058.96, resulting from the issuance for private subscription, within the authorized capital limit, of 2,887,315 preferred shares, all non-par registered, book-entry shares, at the issuance price of R$0.35 per share, corresponding to R$1,010,560.25, all subscribed and paid up by means of the exercise of a call option granted to the executives participating in the Company’s capital restructuring;

2. On 09/27/2005 the capital stock was increased from R$3,388,419,058.96 to R$3,388,615,744.96, resulting from the issuance for private subscription, within the authorized capital limit, of 561,960 preferred shares, all non-par registered, book-entry shares, at the issuance price of R$0.35 per share, corresponding to R$196,686.00, all subscribed and paid up by means of the exercise of a call option granted to the executives participating in the Company’s capital restructuring and the closure of the Call Option Plan granted to the executives participating in the Company’s Capital Restructuring was ratified; and

3. On 11/08/2005 and 12/09/2005, the capital stock increase from R$3,388,615,744.96 to R$3,474,272,185.28 was approved and ratified, respectively, resulting from the issuance, within the authorized capital limit, of 39,706,606 common shares and 57,630,258 preferred shares, all non-par registered, book-entry shares, at the issuance price of R$0.88 per share, corresponding to R$85,656,440.32, all subscribed and paid up by means of the capitalization of the tax benefit held by the Controlling shareholder ROMA PARTICIPAÇÕES LTDA. resulting from the amortization of the incorporated goodwill, in view of the merger of GLOBOTEL PARTICIPAÇÕES S.A. (“Globotel”), as allowed by the Article 7, paragraph 1, of CVM Instruction #319/99 and pursuant to the provision of the clause 8 of the Merger Protocol of Globotel.

b) To resolve on the reverse split of each lot of 15 (fifteen) shares issued by the Company in 1 (one) share issued by the Company, changing them into 263,644,244 non-par registered, book-entry shares, 107,548,340 of which are common shares and 156,095,904 are preferred shares, pursuant to the provision in the Article 12, of Law 6,404/76, with the consequent amendment to the wording of the caput of the Article 5 of the Company’s Bylaws.

c) Amendment to the wording of the Articles 9, 11, 27, 28, 30, 32, 33, 34 and 36 of the Company’s Bylaws to adapt to the new Rules of Level 2 Differentiated Corporate Governance Practices.

d) Consolidation of the Company’s Bylaws.

The draft of the Bylaws to be discussed and amended at the Extraordinary General Meeting called herein is made available to shareholders as of this date at the Company’s headquarters, sent to the São Paulo Stock Exchange, pursuant to the provisions in the Articles 35, paragraph 3 and 124, paragraph 6 of Law 6,404/76.

AT THE ANNUAL GENERAL MEETING:

e) To take the management accounts, examine, discuss and vote the financial statements of the fiscal year ended on December 31, 2005, without the determination of the results to be distributed;

f) To elect the members of the Board of Directors and determine the compensation of the managers.

g) To elect the members of the Fiscal Council and determine their compensation.

Under the terms of the CVM Instruction #165/91, amended by the Instruction #282/98, the percentage for the adoption of the multiple vote for election of the members of the Board of Directors is 5% of the voting capital.

The shareholders participating in the Fungible Custody of Registered Shares of the Stock Exchange who wish to participate in this Meeting shall present a statement issued until April 26, 2006, containing their respective share ownership, provided by the custodian body.

São Paulo, April 10, 2006.
Roberto Irineu Marinho – Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2006

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.